UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, December 27, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that yesterday, December 26, 2019, it was served with the decision by the First Environmental Court of Antofagasta, issued in the case R-17-2019, on a claim against the Chilean Environmental Authority (SMA) resolution dated January 7, 2019, which approved the environmental compliance plan presented by SQM Salar S.A.

The First Environmental Court has estimated that the environmental compliance plan presented by SQM Salar S.A., and approved by the SMA, does not comply with certain proposed measures of the completeness and efficiency requirements demanded by the environmental legislation. The company regrets this decision and is convinced that the compliance plan -carefully evaluated by the competent authorities- safeguards the protection of the environment. SQM Salar S.A. is also evaluating the next courses of action available to the company by law.

SQM reaffirms its commitment to the protection of the environment and the Salar de Atacama, along with respect for the neighboring communities. In addition, the company is looking forward to its collaboration with the environmental authorities and incorporating the improvements pertinent to continuous strengthening of its environmental management system.

With the information available to the company at the moment, SQM has not made any adjustments to its production or sales plans.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 27, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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